SUNDSTRAND CORPORATION ANNUAL REPORT - 1998

         Sundstrand Corporation is a manufacturer of highly engineered products and systems for aerospace and industrial applications around the world.

         Our vision is to be a sought-after company based on delivering exceptional value to our investors, our customers, our suppliers, and our people.

         At Sundstrand, leadership is an opportunity for everyone. It is not about position -- individual leadership is about responsibility, behavior and ownership.

         We achieve sought-after status through the strengths of our people and their commitment to a core set of operating principles -- SIMPLIFY, FOCUS and TRUST.

1998 PERFORMANCE

Pie charts

         Pie Chart 1 - Aerospace 61% and Industrial 39%
         Pie Chart 2 - Commercial 85% and Military 15%
         Pie Chart 3 - Domestic 59% and International 41%

                                    1998      1997      1996      1995      1994
Sales (millions of dollars)
 Aerospace                          1,229     1,001       785       726       710
 Industrial                           776       751       736       747       663
                                    -----     -----     -----     -----     -----
     Total sales                    2,005     1,752     1,521     1,473     1,373
                                    =====     =====     =====     =====     =====
Net Earnings From Continuing
Operations
(millions of dollars)
 Reported                             226       188       114        79        96
 Restructuring                          1         1        26

Operating Cash Flow Per Share        5.88      4.18      2.74      3.14      1.65
Before Capital Spending
(dollars)

Diluted Earnings Per Share From
Continuing Operations
(dollars)
 Reported                            3.99      3.13      1.86      1.25      1.46
 Restructuring                        .02       .02       .43       .64      --

Return on Average Equity              .42       .35       .23       .16       .19
After Taxes
(percent)

This Summary Annual Report contains forward-looking information which is subject to market risks and opportunities that could have a material impact on actual results, and accordingly should be considered in conjunction with the cautionary language set forth in Sundstrand's most recent report on Form 8-K which is on file with the Securities and Exchange Commission.

TO OUR SHAREHOLDERS

Sundstrand had another outstanding year in 1998. Despite softness in global industrial markets, as well as in Asian aerospace markets, we once again set records in all major performance categories. The momentum we began three years ago in creating a "sought-after" company continues to build.

1998 HIGHLIGHTS AND OBSERVATIONS

(Results before restructuring and other one-time items)

         Our 1998 sales grew 14% to a record $2.0 billion. Our international business continued strong with 41% of total sales, or $831 million, coming from non-U.S. customers. We remain committed to strengthening and growing our presence in all global markets.

(Quote)  "Our 1998 net earnings were at record levels..."

         Our 1998 net earnings were at record levels of $227 million, growing 26% over 1997. This growth, along with share repurchases, resulted in diluted earnings per share of $4.01, up from $3.00 in 1997... an increase of 34%.

         One of our company's great strengths is our cash flow. During 1998, we generated $333 million in cash flow from operations. This amount represents an increase of 32% over 1997. For 1999, our operating cash flow generation is expected to be between $330 million and $370 million. During 1998, we repurchased 3,701,700 shares. As a result, at the end of the year, we had approximately 10 million shares remaining in our Board-approved repurchase authorization, or approximately 18% of the 54.4 million shares outstanding.

         The only disappointing note this past year was the performance of our share price, which increased only slightly compared with 1997. We believe the market is substantially undervaluing our shares due to concerns about the aerospace cycle and the production forecast changes Boeing announced in December. While Boeing is an important customer of ours, they represent only about 10% of 1998 total Sundstrand sales and much less than 10% of our profit. Our overall market position is stronger than ever, and we remain very confident in our ability to outperform the cycle. Of particular significance is the role of our aftermarket business, which makes up about 47% of total Aerospace sales and a much larger percentage of profits. We have great confidence in our future performance and expect to use our growing cash flow to continue our aggressive share repurchase program.

AEROSPACE

         Our Aerospace group had outstanding results in 1998. Sales grew 23% to $1,229 million, with operating profit of $272 million, resulting in an operating margin of 22.1%. Contained within these results are important improvements in customer deliveries and service, as well as in cycle times and inventory turns. We expect continued progress in our work to establish our manufacturing capabilities as a formidable competitive advantage - equal to our global reputation for engineering and service excellence.

         The strength of passenger travel and freight traffic markets continued this past year. Our installed product base on commercial and military aircraft provides us with very great aftermarket strength, and we expect continued strong traffic growth in 1999 and beyond. We added to our aftermarket service capability during 1998 with the acquisition of Shannon Aircraft Motor Works, which has operations in Ireland, France and Canada.

(Quote)

         "Our sales to airplane manufacturers grew 31% in 1998..."

         Our sales to airplane manufacturers grew 31% in 1998 and are expected to continue to grow in 1999 as deliveries to the world's airlines continue at high levels. In addition, the growing regional jet market is an important new market for our future. Our content on these aircraft is significant, and we expect continued strength and expansion of this market over the next several years.

         During 1998, we created important organization focus in our aerospace business through the formation of four major business units: Electric Systems, Mechanical Systems, Power Systems and Customer Service (aftermarket). From these four units, we've formed 19 enterprises focused on

TO OUR SHAREHOLDERS

specific products and markets. This focus is creating greater intimacy with customers, with market opportunities, and in focusing our manufacturing resources. One benefit of this organization focus is acquisitions which fit particularly well with our strengths. During 1998, Keystone Engineering joined Sundstrand as part of our Missile, Space and Undersea Systems enterprise. Keystone provides fuel tanks for satellites and launch vehicles, enjoying a reputation for exceptional quality and engineering. While we've seen many tangible benefits during 1998 from our decentralized strategy, we believe the best is yet to come.

         For 1999, we expect our Aerospace group to grow total sales 5 to 10%, with operating margins in the 22 to 23% range.

INDUSTRIAL

         Our Industrial group began to experience the effects of the Asian slowdown toward the end of 1997. Based upon some very focused acquisitions and continued new product market work, we grew sales 3% for the year, despite significant softening in our primary markets -- petrochemical, paper/pulp, hydrocarbon exploration/processing, and mining. The businesses acquired during the year include Ansimag in the U.S. (lined specialty pumps), Goninan Mining Services Division in Australia (gear sets and gear drives), MASO Process Pumpen in Germany (specialty pumps), Robin in France (industrial mixers) and Williams Instrument in the U.S. (metering pumps).

         Our core Industrial businesses continued to invest in new product development and market rate of demand initiatives in 1998. As a result of these investments, coupled with market pricing pressures and the absorption impact of inventory reductions, our operating profit margin slipped to 15.5%, and our operating profit of $120 million decreased 3% from 1997 levels.

         We do not anticipate improvement in our primary market conditions during the coming year. Nonetheless, with the full-year impact of our previous acquisitions, our product/market growth initiatives and our operating improvement programs, we believe we will grow our total 1999 sales up to 5% with operating margins of approximately 15%.

OUR FUTURE

         Sundstrand's history as a manufacturer of highly engineered products and systems for global aerospace and industrial customers continues to be the foundation for our future. This heritage guides us as we develop new technologies, new products and new markets. It also guides us as we consider complementary acquisitions.

(Quote) "Our goal is to be widely recognized as a `sought-after' company based upon exceeding expectations..."

         Our goal is to be widely recognized as a "sought-after" company based upon exceeding the expectations of our investors, our customers, our suppliers and our people. We value individual leadership as a primary cultural driver, believing that leadership is not about position or title but about responsibility.

         We remain consistently committed to our operating principles of Simplify, Focus and Trust. We employ these principles through a decentralized organization structure which is currently made up of over 40 business enterprises focused around products or markets. It is our people's sense of ownership in their businesses and their daily commitment to execute which gives us our ability to outperform economic cycles.

         The officers and people of Sundstrand thank our shareholders for their support.

Robert H. Jenkins
Chairman of the Board,
President and
Chief Executive Officer

(Photo of Patrick Thomas, Mary Ann Hynes, Robert Jenkins, Ronald McKenna, and Paul Donovan)

         [Caption]

         Patrick L. Thomas, Executive Vice President and Chief Operating
           Officer, Industrial;
         Mary Ann Hynes, Vice President, General Counsel and Secretary; Robert H. Jenkins, Chairman of the Board, President and Chief
           Executive Officer;
         Ronald F. McKenna, Executive Vice President and Chief Operating
           Officer, Aerospace;
         Paul Donovan, Executive Vice President and Chief Financial Officer.

SUNDSTRAND AT A GLANCE

AEROSPACE

1994     1995     1996     1997     1998    Aerospace
----     ----     ----     ----     ----    ---------
$710     $726     $785     $1,001   $1,229  Sales (millions)

PRODUCTS AND SERVICES

ELECTRIC SYSTEMS

Electric Power Generating, Distribution and Control Systems including Generators, Solid State Power Controls, Integrated Drive Generators, and Constant Speed Drives

MECHANICAL SYSTEMS

Actuation Systems; Secondary and Emergency Power Systems; Engine and Airframe Transmissions and Pumps; Motors; Torpedo Propulsion; and Space Systems

POWER SYSTEMS

Auxiliary Power Units; Gas Turbine Engines; Fans; and Environmental Control Systems

CUSTOMER SERVICE

Creating satisfied customers with on-site technical service, logistics support and repair services.

OPERATING PERFORMANCE

1998 PRIMARY MARKETS

         Pie Chart

         Military OEM 18%
         Military Aftermarket 9%
         Commercial Aftermarket 38%
         Commercial OEM 35%

INDUSTRIAL

1994     1995     1996     1997     1998    Industrial
----     ----     ----     ----     ----    ----------
$663     $747     $736     $751     $776    Sales (millions)

PRODUCTS AND SERVICES

THE FALK CORPORATION

Gear Drives; Shaft Couplings; Large Open Gear Sets; and Alloy Steel Castings

MILTON ROY COMPANY

Mixing Equipment; Metering and Specialty Pumps

SUNDSTRAND FLUID HANDLING CORPORATION

Heavy-Duty API Pumps; Process Gas Compressors; High-Pressure Pumps; Sealless Canned Motor Pumps; Sealless Lined and Metallic Magnet Drive Pumps; and Sanitary Positive Displacement Pumps

SULLAIR CORPORATION

Rotary Screw Air and Gas Compressors; Pneumatic Tools; Vacuum Systems; and Dryers and Filters

1998 PRIMARY MARKETS

         Pie Chart

         Construction & Cement 15%
         Mining & Metals 11%
         Chemical 10% Water/Waste Treatment 8%
         Wood & Paper 6%
         Agribusiness 5%
         Other 3%
         Consumer 3%
         Food, Beverage & Pharmaceutical 2%
         Transportation 1%
         General Industry 19%
         Hydrocarbon 17%

OPERATING PERFORMANCE

AEROSPACE

Bar Charts (four total)

         Sales                                       Operating Profit
         (millions of dollars)                       (millions of dollars)
         1994 - 710                                  1994 (Reported) - 88
         1995 - 726                                  1995 (Reported) - 54 and (Restructuring) - 54
         1996 - 785                                  1996 (Reported) - 138 and (Restructuring) - 5
         1997 - 1,001                                1997 (Reported) - 209
         1998 - 1,229                                1998 (Reported) - 272

         Orders Received                             Unfilled Orders
         (millions of dollars)                       (millions of dollars)

         1994 - 527                                  1994 - 572
         1995 - 896                                  1995 - 599
         1996 - 822                                  1996 - 806
         1997 - 1,266                                1997 - 1,071
         1998 - 1,176                                1998 - 1,018

INDUSTRIAL

Bar Charts (four total)

         Sales                                       Operating Profit
         (millions of dollars)                       (millions of dollars)
         1994 - 663                                  1994 (Reported) - 106
         1995 - 747                                  1995 (Reported) - 121 and (Restructuring) - 4
         1996 - 736                                  1996 (Reported) - 84 and (Restructuring) - 32
         1997 - 751                                  1997 (Reported) - 128 and (Restructuring) -2
         1998 - 776                                  1998 (Reported) - 118 and (Restructuring) - 2

         Orders Received                             Unfilled Orders
         (millions of dollars)                       (millions of dollars)

         1994 - 625                                  1994 - 148
         1995 - 761                                  1995 - 162
         1996 - 735                                  1996 - 161
         1997 - 745                                  1997 - 156
         1998 - 758                                  1998 - 137

AEROSPACE

1998 WAS AN OUTSTANDING YEAR FOR SUNDSTRAND AEROSPACE. ALONG WITH RECORD SALES AND PROFITS, THERE WERE SIGNIFICANT CONTRACT AWARDS THAT WILL HELP ENSURE A SOLID FUTURE IN MANY PRODUCT LINES. SIGNIFICANT EVENTS IN 1998 INCLUDED:

- The integrated electric system for the Fairchild Aerospace 728JET, a 70-passenger regional jet. This system is the most functionally complete that we have developed. It includes new Integrated Drive Generators, primary and secondary distribution, utility management and the emergency air-driven generator.

- A contract to design and develop an integrated gearbox/accessory package for the new Pratt and Whitney PW 6000 engine.

- Selection by several world airlines of our APS 3200 Auxiliary Power Unit (APU) for the Airbus A320 family of aircraft, which has made our unit the most preferred option. In addition, Embraer selected our APS 500 APU for the new ERJ-135 regional jet.

- In 1998, the Aerospace group expanded in new directions and new markets while concentrating on customer service. We continued to improve our product reliability, service levels to our customers and to broaden our range of products serviced by offering innovative solutions.

- We signed a 10-year, on-site service support contract with American Airlines to improve repair processes and return-to-service reliability. This will serve as a model for other major airlines.

- The Shannon Aircraft Motor Works acquisition fits well with our strategy to grow our repair business in the European region. Shannon, with repair centers in Ireland, France and Canada, will rewind generators and motors for both Sundstrand and non-Sundstrand equipment.

- We acquired Keystone Engineering in Los Angeles, California. Keystone is an industry leader in the manufacturing of spin-formed titanium tanks and other structures for satellites and launch vehicles. This expands our involvement in space, allowing us to be a more significant participant in the growing market of satellites and launch vehicles.

- Very significantly, we are accelerating the transition of our Aerospace manufacturing sites to market rate of demand (MRD) operations. Reconfiguring our workflow already has yielded significant savings in cycle times and inventory. In 1998, our inventory levels were reduced 16% while sales grew by 23%. Our MRD technology will provide the basis for significant future increases in cash flow and efficiency.

In our efforts to grow and to be sought-after, we continue to implement initiatives that improve our products, our service and our business processes. We are confident about our ability to outperform the aerospace cycle.

(Photo of two men)
[Caption]

Mike Campa (left) and Attila Szabo of Keystone Engineering show two sizes of thin-wall titanium propellant tanks for space launch vehicles.

(Photo of four people)
[Caption]

(l-r) Willie Smith, Richard Nagel, Sandy Klotz, and John Spencer, members of the 11th Street Repair Center team in Rockford, Illinois, take pride in their fast turnaround time for aircraft generating systems.

(Photo of five people)
[Caption]

Part of the Power Systems team, who build auxiliary power engine start systems for the Saab JAS-39 Gripen fighter, are pictured with the product: (l-4) Eric Nager, Dan Sapiro, Joan Inlow, Paul Hilgeman, and Mark Baken.

(Photo of two men)
[Caption]

Bob Miller (left) and Craig LeGros of Rockford, Illinois, check an Integrated Drive Generator on test for the Airbus A320 family/A340 improved IDG program.

(Photo of woman assembling)
[Caption}

Paula Cates assembles a TFE 731 engine main fuel pump in the Rockford, Illinois, engine accessory system market rate of demand manufacturing cell.

(Photo of rewind and repair services facilities)
[Caption]

Shannon Aircraft Motor Works provides rewind and repair services for aircraft electromagnetic equipment at facilities in Ireland, France and Canada.

(Photo of two men)
[Caption]

Ed Smith (left) and Michael Schneider of Rockford, Illinois, are helping to develop a new electrohydraulic actuation system for next generation aircraft.

(Photo of four people)
[Caption]

(l-r) Aerospace Rockford, Illinois, employees Larry Ackerman, Steve Schoenberg, Will Clark, and Theresa Wahl demonstrate supply chain inventory reduction techniques with the "just-in-time" game.

ELECTRIC SYSTEMS

BUSINESS JETS AND AIRLINE REGIONAL JETS REQUIRE INNOVATIVE ELECTRIC SYSTEMS TO ATTAIN BOTH THE LOWEST WEIGHT AND TOTAL LIFE COST. OUR INTEGRATED ELECTRIC SYSTEMS ELIMINATE HUNDREDS OF WIRES AND DOZENS OF COMPONENTS REQUIRED BY EARLIER SYSTEM DESIGNS.

         Integrated systems save aircraft manufacturers and operators weight, cost, and labor for assembly, testing and line maintenance. These systems also automate functions that otherwise would require pilot intervention so aircraft operation is simplified.

         Sundstrand Aerospace tailors these integrated systems to meet the individual needs of each aircraft by supplying constant frequency, variable frequency, high-voltage direct current, or hybrid output electrical power. Customers prefer our automated power management systems regardless of what type generator is on the aircraft.

         Whatever the power supply, Sundstrand integrated and automated systems provide aircraft manufacturers and airline operators both technical and economic advantages over competing designs. To date, these systems have been selected by U.S., Canadian and European manufacturers for commercial transport, defense, and business jet programs.

(Photo of three people)
[Caption]

(l-r) J. Brian Pelc, Brian Palmer and Anne Taylor are part of the team producing the Integrated Drive Generators in the Electric Systems cell in Rockford, Illinois.

(Photo of Integrated Drive Generator and Control unit with Canadair airplane) [Caption]

Sundstrand Integrated Drive Generators and controls are used on Canadair RJ-100/200s, the first 50-passenger regional jets. Similar systems are used on the new RJ-700 jets.

(Photo of integrated electric system and Boeing 717 airplane)
[Caption]

Sundstrand's integrated electric system for the Boeing 717 uses an integrated primary distribution system, which provides greater functional capability at less weight and cost.

(Photo of Fairchild Aerospace 728JET airplane and integrated electric power generating and total distribution system)
[Caption]

The constant frequency Sundstrand integrated electric power generating and total distribution system on the new 70-passenger Fairchild Aerospace 728JET aircraft will provide higher system functionality and reliability with less weight and fewer components.

(Photo of Raytheon Hawker Horizon airplane and variable frequency electrical generation, distribution and utility management system)
[Caption]

The Raytheon Hawker Horizon business jet will use the variable frequency Sundstrand electrical generation, distribution and utility management system.

ELECTRIC SYSTEMS

TODAY, SUNDSTRAND'S LOWER-MAINTENANCE, LIGHTER-WEIGHT ELECTRIC SYSTEMS SUPPLY MORE POWER AND PERFORM MORE FUNCTIONS ON AIRCRAFT THAN EVER BEFORE.

         With "functional integration" fewer components are required for the entire aircraft electric system. This discipline reduces the system's weight and the labor to build and maintain the aircraft.

         Our proprietary systems approach replaces numerous commodity-type components that historically aircraft manufacturers bought from many different sources. This saves both airframers and the airlines time and money because fewer parts are needed from fewer suppliers.

         This concept applies to all types of new jet aircraft worldwide. Our electric power generating systems, with ever increasing reliability, are the standard in the industry. In addition to generating electric power, we now provide the distribution and management of that power throughout the aircraft. Also, our aftermarket upgrade programs improve the service lives of existing systems.

(Photo of three men)
[Caption]

(l-r) Toan Chu Nguyen, Terry Welsh and Jim Peck use an automated cell to machine finished housings for Integrated Drive Generators in Rockford, Illinois.

(Photo of Airbus A330-200 airplane and Integrated Drive Generator-based constant frequency electric power system)
[Caption]

The new Airbus A330-200 widebody twin transport uses a Sundstrand Integrated Drive Generator-based constant frequency electric power system.

(Photo of Boeing 737 airplane and Integrated Drive Generator-based constant frequency electric power system)
[Caption]

The new generation Boeing 737 family of single-aisle transports relies on our Integrated Drive Generator-based constant frequency electric power system.

(Photo of Lockheed Martin C130J airplane and secondary power distribution assembly)
[Caption]

Sundstrand's automated electric power management system saves hundreds of pounds of wiring for the Lockheed Martin C-130J transport aircraft. The secondary power distribution assembly shown is one of 13 Sundstrand units on the C-130J.

(Photo of Eurofighter EF 2000 airplane and Integrated Drive Generator-based electric power system)
[Caption]

The multinational Eurofighter EF 2000 uses a Sundstrand Integrated Drive Generator-based electric power system.

(Photo of Lockheed Martin/Boeing F-22 Raptor U.S. Air Force fighter airplane and hybrid dc/ac main electric power generating system)
[Caption]

The Lockheed Martin/Boeing F-22 Raptor U.S. Air Force air-superiority fighter depends on a Sundstrand hybrid dc/ac main electric power generating system.

(Photo of four people)
[Caption]

(l-4) Kathy Vigna, Greg Horihan, Les Bevans and Terry Light show off the aerial refueling pod ram air turbines built by their team in Rockford, Illinois.

(Photo of Airbus A318 and integrated accessory drive system)
[Caption]

The Pratt and Whitney PW 6000 engine, selected for the 100-passenger Airbus A318, will use the Sundstrand integrated accessory drive system.

(Diagram of Bombardier Global Express airplane with high-lift actuation system) [Caption]

The Sundstrand high-lift actuation system for the Bombardier Global Express positions the wing leading edge slats and trailing edge flaps for short runway takeoff and landing capability. A similar system also is used on the Canadair RJ-700 regional jet.

MECHANICAL SYSTEMS

MECHANICAL SYSTEMS PRODUCTS INCLUDE: ACTUATION SYSTEMS, EMERGENCY RAM AIR TURBINES (RAT), TRANSMISSIONS AND PUMPS FOR COMMERCIAL AND MILITARY AIRCRAFT, TORPEDO PROPULSION SYSTEMS AND LAUNCH AND SPACE VEHICLE SYSTEMS.

         The acquisition of Keystone Engineering expanded the scope of commercial space products at Sundstrand. Keystone is the preferred supplier of titanium propellant tanks and structures for satellites and launch vehicles. With Keystone, we are positioned to fully benefit from the rise in the commercial space market.

         New space programs in 1998 included the hydraulic power systems for the Lockheed Martin Titan IV launch vehicle and the turbopump assembly for the Boeing Evolved Expendable Launch Vehicle. The new technology Pratt and Whitney PW 6000 engine, designed for low-cost operation, will use our innovative modular integrated accessory system, which includes an engine oil tank, accessory drive transmission, and lube/scavenge and main fuel pumps. The PW 6000 was selected by Airbus for its new A318 aircraft.

         Among significant systems in production in 1998 were undersea propulsion systems for the U.K. Spearfish and the U.S. Mk 50 programs; the engine accessory gearbox for the Pratt and Whitney PW 4098 engine; RAT emergency systems for commercial and military aircraft; and actuation systems for large commercial transports, regional aircraft and business jets.

         Development programs included the air-driven emergency generator for the Fairchild Aerospace 728JET family of aircraft and the pylon conversion actuation system for the Bell Agusta BA 609 tiltrotor aircraft.

(Photo of titanium propellant tanks)
[Caption]

Keystone Engineering, a sought-after supplier in space systems, manufactures spin-formed titanium propellant tanks for commercial satellites and launch vehicles.

(Photo of two men and PW 4098 engine)
[Caption]

Jim Hyland (left) or Pratt and Whitney and Carl Cacciatore of Sundstrand share their pride in the PW 4098 engine for the Boeing 777-300, with its Sundstrand accessory drive transmission.

POWER SYSTEMS

AS A SOUGHT-AFTER COMPANY, WE REMAINED THE MOST PREFERRED SUPPLIER OF AUXILIARY POWER UNITS (APU) FOR THE AIRBUS A320 FAMILY OF COMMERCIAL TRANSPORTS. IN 1998 THE APS 500 APU WAS SELECTED BY EMBRAER FOR THE ERJ-135, THE NEW 35-PASSENGER REGIONAL JET.

         Our commercial airline APU business continues to grow. The APS series is preferred by many airlines for performance, value and responsiveness to customer needs.

         The APS 500 APU, which is standard equipment on the Embraer ERJ-145 regional jet, was selected as standard for the new ERJ-135, a 35-passenger regional jet.

         The Boeing 717, which is equipped with our APS 2100 APU, made its first test flight in 1998 and is scheduled for delivery to airlines in 1999. Since 1991, our APS 2000 APU has proven itself in major airline service worldwide on Boeing's 737 aircraft family.

         Ongoing implementation of market rate of demand manufacturing initiatives continued at Power Systems in San Diego, California.
Product-centered enterprise organizations and dedicated manufacturing cells helped us implement aggressive cost control measures and significantly increase production.

(Photo of eight men from APS 3200 APU cell team)
[Caption]

The following people belong to the APS 3200 APU cell team in San Diego,
California: (front row, l-r): Patrick Varner, Wayne Pleasant, Phil Zisa (back row, l-r): Fred Madamba, Bruce Gerber, Bill Ake, Lee Bradley and Dave Micele.

(Photo of Saab JAS-39 Gripen fighter airplane and auxiliary power engine start system)
[Caption]

The Saab JAS-39 Gripen fighter uses the Sundstrand auxiliary power engine start system.

(Photo of Airbus A320 airplane and APS 3200 APU)
[Caption]

The Sundstrand APS 3200 APU is selected by most airlines for their new Airbus A320 family aircraft.

(Photo of Boeing 767-400 airplane and vane axial fans)
[Caption]

High-performance Sundstrand vane axial fans are used for avionics cooling, air circulation and venting on the new Boeing 767-400.

(Photo of Embraer ERJ-135 regional jet airplane and APS 500 APU)
[Caption]

The APS 500 APU in service on the Embraer ERJ-145 also was selected for the new 35-passenger ERJ-135 regional jet.

(Photo of Boeing 717 airplane and APS 2100 APU)
[Caption]

The Boeing 717, equipped with the Sundstrand APS 2100 APU, began flight testing in 1998.

(Photo of six people and APS 2100 APU)
[Caption]

The Boeing 717 is flying with Sundstrand's APS 2100 APU. Pictured are some of the APS 2100 cell team members: (l-r) J. P. Foulon, Brent Sherrill, Shelli Brunk, Bill Pierce, Keith Flitner, and Tim Sullivan.

(Photo of new joint venture repair center in Xiamen, China)

(Photo of seven men)
[Caption]

(standing at left) Ng Pock Too and (seated l-r) Tom Becker, both of Sundstrand, and Guo Yan from Shaanxi Qinling Aeroelectric Company conclude the agreement for the new joint venture repair center in Xiamen, China.

(Photo of two repair technicians)
[Caption]

Tony and Harriet Wellbaum are two of 22 Rockford, Illinois, repair technicians who received FAA Diamond Awards for formal electronics training.

(Photo of three men and Airbus A320 electric power system installation)
[Caption]

Sundstrand's Alain Saumureau (center), Jean-Pierre Brunet (left) and Jacques Adda of Air France, check an Airbus A320 electric power system installation. Sundstrand's experienced, user-centered technical support is a key element in retaining customer preference for our systems.

(Photo of four men)
[Caption]

(far right) Steve Johnson from Repair Services in Rockford, Illinois, discusses service tips for Integrated Drive Generators with several field service representatives who support our airline customers. Field service on-site team members include: (l-r) Zaila Omar from Kuala Lumpur, Malaysia; James Zhao from Shanghai, China; and Sergio Olguin from Sao Paulo, Brazil.

CUSTOMER SERVICE

(Photo of three men with hardware)
[Caption]

As part of an innovative and cost-effective customer support agreement, Warren Vaughan (center) from Sundstrand Service Engineering in Rockford, Illinois, assists American Airlines mechanics Greg Permaul (left) and Rick Campbell at their maintenance facility with Integrated Drive Generator testing.

AS A SOUGHT-AFTER BUSINESS, AEROSPACE CUSTOMER SERVICE HAS EARNED INDUSTRY LEADER STATUS IN SERVICE TO AIRLINE CUSTOMERS. THE LEADERSHIP-DRIVEN PEOPLE WHO COMPRISE CUSTOMER SERVICE MAINTAIN THIS COMPETITIVE ADVANTAGE BY CONTINUALLY IMPROVING CAPABILITIES AND RESPONSE TIMES.

         Despite the current recession in some Asian countries, demand for repair services continues to grow as airline fleets age. Consequently, in China groundbreaking for construction of the Xiamen Sundstrand Qinling Aerospace Ltd. repair center began in 1998. The facility will repair systems on commercial aircraft operating throughout China.

         Our Aerospace repair center in Dijon, France, celebrated its 25th anniversary by beginning an expansion of the facility and increasing its product range.

         To further broaden our range of products serviced and to improve our capabilities and responsiveness, we acquired Shannon Aircraft Motor Works. Repair facilities in Ireland, France and Canada will service both Sundstrand and non-Sundstrand equipment.

         Additionally, we offer repair service agreements, such as power-by-the-hour that are tailored to individual airlines. Customers, like American Airlines with their own overhaul facilities, use Sundstrand on-site support people to manage the spares inventory for a "just-in-time" parts supply.

         In 1998, we also added field service technicians in several international locations where aircraft such as the new regional jets benefit from local systems support.

(Photo of man and generator rotor)
[Caption]

Jason Quirke balances a generator rotor at Shannon Aircraft Motor Works. This acquisition expands our capability to respond to customers' electromagnetic repair requirements.

(Photo of four men and Comair airplane)
[Caption]

(l-r) Brad Considine and Jim Belt of Sundstrand discuss regional jet support requirements with Curt Ward and Ralph Martin of Comair, the world's leading operator of Canadair Regional Jets.

AEROSPACE AFTERMARKET

(Photo of Sundstrand Aerospace aircraft applications map)

AS A S0UGHT-AFTER COMPANY, our commitment to defense and civil aviation worldwide includes readiness to support aircraft systems while the aircraft remains in service. Often, this means Sundstrand Aerospace supports an aircraft more than three decades after it was built and a half century after the first of its type rolled out.

(Photo of man and Boeing 757/767 generator rotor)
[Caption}

REPAIR SERVICES

Tim Mershon repairs a Boeing 757/767 generator rotor in the repair center in Rockford, Illinois. Airlines depend on Sundstrand for innovative repair solutions, including fixed-cost and power-by-hour plans, which allow them to plan forward operating costs.

AEROSPACE AFTERMARKET

(Photo of Sundstrand Aerospace aircraft applications map)

(Photo of woman and DHC-8 flap drive actuators)
[Caption]

END ITEMS

At a Rockford, Illinois, plant, Debbie Penn prepares DHC-8 flap drive actuators in a market rate of demand (MRD) manufacturing cell. MRD shortens lead times for spare end items for airlines, business jet operators and defense forces.

(Photo of woman and automated storage and retrieval system)
[Caption]

SPARE PARTS

Penny Johnson scans parts from the automated storage and retrieval system for fast shipment to customers who do their own maintenance and repair.

INDUSTRIAL

FROM THE MOUNTAINS OF CHILE WHERE FALK(R) RING GEARS PROCESS COPPER AND GOLD IN SOME OF THE WORLD'S RICHEST MINES, TO THE NORTH SLOPES OF ALASKA WHERE SUNDSTRAND FLUID HANDLING PUMPS RECOVER OIL FROM ARCTIC RESERVES, SUNDSTRAND INDUSTRIAL PRODUCTS ARE THERE.

         On highways and in hospitals where Sullair (R) compressors provide the air needed to build roads and purify operating room environments -- from irrigating wheat-belt farms to monitoring neighborhood swimming pools with Milton Roy(R) metering pumps, our Industrial products are there.

         The product applications of our Industrial group are diverse yet share similar technologies and philosophies: mechanically engineered, rotating equipment involving raw material processing, bulk material handling, direct manufacturing and construction -- all done with precision and a commitment to performance excellence.

         We brought our industrial products to many new markets in 1998 by acquiring five companies in four countries: we added Ansimag and Williams Instrument in the U.S., MASO Process Pumpen in Germany, Robin in France and the Goninan Mining Services Division in Australia. These focused acquisitions reaffirmed our commitment to the global marketplace, even in challenging times.

         World economic conditions, especially in Asia, softened the markets we serve during 1998. However, most industrial business units grew through continued implementation of market rate of demand manufacturing processes, strategic acquisitions and new product introductions.

         The Industrial group continued pursuing long-term goals while meeting short-term customer needs. This focus drove new product development at Falk with the WRAPFLEX(R) non-lubricated elastomer coupling; at Sullair with the air-cooled, oil-free compressor; at Milton Roy with the mRoy(R) metering pump; and at Sundstrand Fluid Handling with the expanded centrifugal process compressor.

         The effectiveness of faster cycle time for product development and shorter lead times for customers has set us apart from our competition. In each market, our leadership accelerated based on design, quality and service performance.

         Market conditions in the coming year will remain soft. However, the strength of our product franchises and our channels that service our customers, coupled with the impact of our aggressive strategic initiatives, gives us confidence in our ability to outperform our markets.

(Photo of steel castings)
[Caption]

Steel castings at Falk can be poured at the rate of up to a ton per second. The electric arc furnace with water-cooled panels can melt a 70-ton heat in 2.5 hours for the production of castings up to 100,000 pounds.

(Photo of man machining components in a flexible cell)
[Caption]

Phillippe Eudet of Dosapro Milton Roy in Pont-Saint-Pierre, France, machines components in a flexible cell that supplies Dosapro's assembly lines on demand.

(Photo of man monitoring operations at the Kapp grinding installation)
[Caption]

Dan Cole monitors an operation at the Kapp grinding installation for rotors built at Sullair in Michigan City, Indiana. The rotor is the "heart" of every SULLAIR(R) air compressor and vacuum system.

(Photo of Sullair team members from MRD encapsulated screw line)
[Caption]

The Industrial group focused on market rate of demand (MRD) manufacturing initiatives to improve cycle times and reduce inventory. Pictured are Sullair team members from the MRD encapsulated screw line.

(Photo of MRD line in Standard Products enterprise)
[Caption]

At the MRD line in the Standard Products enterprise, gear drives are fully assembled and ready for shipment in less than four hours. Previously, this took in excess of three days. (front to back) Pictured are Todd Koloski, Lee King, and Mike Wiktorek.

(Photo of Falk helical ring gears)
[Caption]

Routinely, Falk service engineers supervise installations to ensure everything is right from the start -- as with these 23-foot helical ring gears installed in a California cement plant.

(Photo of man operating a Hofler Maxima grinder at Falk)
[Caption]

Andy Ostrowski of Falk's Milwaukee, Wisconsin, facility operates a Hofler Maxima grinder to grind the forged steel teeth on this almost three-foot diameter pinion.

FALK

AS A SOUGHT-AFTER BUSINESS BY INDUSTRIAL CUSTOMERS, THE FALK CORPORATION MANUFACTURES A BROAD RANGE OF STANDARD AND CUSTOM-ENGINEERED GEAR DRIVES, SHAFT COUPLINGS, LARGE OPEN GEAR SETS, AND ALLOY STEEL CASTINGS. FALK SUPPLIES COMPONENTS AND MECHANICAL SYSTEMS TO A BROAD RANGE OF INDUSTRIES INCLUDING MINING, CEMENT, PAPER, WOOD PRODUCTS, CHEMICAL, COAL, STEEL, AND POWER.

         In 1998, we acquired the Mining Services Division of the Australian-based A. Goninan & Co., Limited and renamed the division as Falk Australia Pty. Ltd. As a manufacturer of steel and iron gears used primarily in mining applications, Falk Australia supports Falk's growth strategy to be a global supplier to our customers. The acquisition will expand our product lines, provide new opportunities for our current product lines and improve our capabilities for service, overhaul and repair in the Australian and South East Asian markets.

         As anticipated, our reorganization efforts in 1997 increased the focus on simplification efforts in 1998. The Falk men and women who comprise the Coupling Products, Standard Products, Engineered Products and RENEW(R) enterprises have been reducing steadily the complexity and redundancy of business and manufacturing processes from customer orders through product delivery.

         Implementing market rate of demand (MRD) manufacturing in Standard Products was another significant Falk achievement. By aligning the rate of manufacturing to near-term customer demand, Standard Products has shortened gear drive cycle times and decreased inventory.

         The metric versions of the A+Plus(R), Ultramax(R) and Quadrive (R) gear drives were added to our product lines to meet international customer expectations. In 1998, Coupling Products rolled out the new WRAPFLEX(R) non-lubricated elastomer coupling to selected customers.

         By focusing on MRD, by simplifying processes and by investing in both people and products, Falk will continue to exceed customer expectations.

(Photo of two men at lime processing plant)
[Caption]

Falk RENEW(R) General Manager Brian Halverson (right) talks with a customer at a lime processing plant after the installation of a main and auxiliary kiln drive, which was renewed at Falk's Milwaukee, Wisconsin, facility.

(Photo of two men and WRAPFLEX(R) couplings)
[Caption]

Falk engineers Sean Ash (seated) and Glenn Pokrandt in Auburn, Alabama, discuss the newly introduced WRAPFLEX (R) coupling that has been accepted enthusiastically for its low cost and low maintenance features.

(Trade name)
FALK
A Sundstrand Company

MILTON ROY

THE MILTON ROY COMPANY IS A WORLD LEADER IN THE MANUFACTURE OF METERING PUMPS AND MIXING EQUIPMENT USED IN TREATING AND PURIFYING WATER, IN AGRICULTURAL APPLICATIONS, IN THE PULP AND PAPER INDUSTRY, AND IN CHEMICAL, OIL AND GAS PROCESSING.

         With manufacturing facilities in the United States, France, Spain and India, offices in the United Kingdom, Italy, China and Singapore and a global network of distributors and representatives, we provide exceptional service to our customers worldwide.

         In 1998 we enhanced our sought-after status with two acquisitions. In the first quarter, Robin Industries S.A., located in Samoreau, France, was acquired. Robin manufactures custom, highly engineered mixing equipment used primarily for mineral, chemical and pharmaceutical processing. This acquisition significantly strengthened our position in the field of fluid mixing.

         In the third quarter, the California-based Williams Instrument Company was acquired. Williams, which will be operated as Williams Instrument Incorporated, manufactures pneumatically powered mechanical metering pumps for oil and gas production applications. The acquisition increased our metering pump product breadth, added a line of proven gas-powered pumps and provided well-developed oil and gas oriented sales channels.

         Milton Roy remains focused on developing new products for increased market share, simplifying business and manufacturing processes, expanding the international market base, and implementing market rate of demand manufacturing for faster customer response times and reductions in inventory.

         For instance, the new "Series G" low-pressure pumps and the new high-pressure mRoy(R) pump designs enable Milton Roy to penetrate new niche markets. Also, reducing the complexity of business and manufacturing processes has helped decrease costs and enhance customer service.

         Milton Roy, along with the entire Industrial group, will continue to be committed to outperforming the business cycle now and in the future.

(Photo of offshore oil platform and controlled volume pumps)
[Caption]

Controlled volume pumps, produced at Milton Roy and the newly acquired Williams Instrument Incorporated, are ideal for a wide range of oil and gas production, processing and refining applications.

(Trade name)
MILTON ROY
A Sundstrand Company

(Photo of Mexican government pump system and LMI(TM) electronic metering pump and a DOSAPRO(R) mixer)
[Caption]

The Mexican government uses a pump system utilizing Milton Roy products to disinfect water for its cholera eradication program. The system pictured incorporates an LMI(TM) electronic metering pump and a DOSAPRO(R) mixer.

(Photo of industrial mixer)
[Caption]

Robin Industries S.A., located near Paris, is one of Milton Roy's newest companies. Robin designs and manufactures industrial mixers for chemical and mineral processing.

(Photo of two men assembling parts and two ice machine pumps)
[Caption]

(l-r) Ed White and Jim Bailey of Milton Roy's Hartell Division are assembling parts in the market rate of demand manufacturing cell for plumbing products.

(Photo of water treatment station and pumps)
[Caption]

The water treatment station in St. Etienne, France, uses MILROYAL(R) pumps for dosing and injection of chemicals. The pumps are manufactured at the Dosapro Milton Roy facility in Pont-Saint-Pierre, France.

(Photo of two men and SINE(R) pumps)
[Caption]

Alexander Raugust (left) and Dietmar Schnattinger of MASO make final adjustments to SINE(R) pumps before shipment to customers. SINE(R) Pumps are ideal for shear-sensitive products for industries such as food and beverage, dairy, cosmetic, and pharmaceutical.

(Photo of two-stage custom compressor)
[Caption]

Sundstrand Compressors, a Sundstrand Fluid Handling Enterprise, offers an efficient alternative to traditional low-flow process gas handling. The two-stage custom compressor (shown above) saves customers money, space and time due to reduced maintenance, compact layout and exceptional delivery time.

(Photo of man assembling a plastic-lined ANSIMAG(R) pump)
[Caption]

Ron Cosico of Ansimag Incorporated in Elk Grove, Illinois, assembles a plastic-lined ANSIMAG(R) pump designed to operate efficiently in hostile, high-corrosive liquid environments.

FLUID HANDLING

SUNDSTRAND FLUID HANDLING CORPORATION SERVES THE WORLDWIDE OIL REFINING, PETROCHEMICAL, NATURAL GAS AND CHEMICAL INDUSTRIES. WITH MANUFACTURING FACILITIES IN THE UNITED STATES, UNITED KINGDOM, FRANCE, AND GERMANY, AND A JOINT VENTURE PARTNER NIKKISO/SUNDSTRAND IN JAPAN, WE ARE WELL POSITIONED TO SUPPORT OUR GLOBAL CUSTOMERS.

         In the first quarter of 1998, the acquisition of Ansimag Incorporated in Elk Grove, Illinois, and MASO Process Pumpen GmbH in Ilsfeld, Germany, expanded our product offerings and geographic presence.

         Ansimag manufactures a line of industry standard non-metallic magnet drive pumps for the chemical and general process industries. The ANSIMAG(R) product range and channels to market expand our already wide range of SUNDYNE(R) Canned Motor Pumps and HMD(R)/Kontro(R) metallic sealless, leakproof pumps.

         The MASO(TM) pump uses a unique positive displacement design to pump a wide range of processed foods, beverages, and shear-sensitive pharmaceutical and industrial fluids. Now, Sundstrand Fluid Handling and MASO can effectively market products to meet SINE(R) Pump customer requirements on a worldwide basis.

         In addition, we significantly enhanced our line of SUNDYNE(R) Canned Motor Pumps with the SureView(TM) predictive maintenance monitor. SureView(TM) is the first monitoring system to directly measure and display overall operating conditions inside a completely sealed pump and motor enclosure. The SureView(TM) system helps avoid unexpected failures and reduces maintenance costs.

         Another initiative at Sundstrand Fluid Handling was to establish the SUNDYNE(R) compressor product line as an enterprise. This positions the Sundstrand Compressor enterprise to meet customer requirements in a rapidly growing market for advanced centrifugal compressor technology.

         Last year, the people at Sundstrand Fluid Handling continued making great strides to improve their products, business processes, and aftermarket support to their customers. These improvements are critical to our customers who want partnerships with people who understand the challenges of competing in the global marketplace.

(Photo of man inspecting SUNDYNE(R) Canned Motor Pumps)
[Caption]

At a Gulf Coast chemical facility, Gerry Moodt of Sundstrand Fluid Handling inspects the SUNDYNE(R) Canned Motor Pumps fitted with the new SureView(TM) predictive maintenance monitor system.

(Trade name)
SUNDSTRAND
FLUID HANDLING

SULLAIR

SULLAIR CORPORATION IS A LEADING WORLDWIDE MANUFACTURER OF ROTARY SCREW AIR COMPRESSORS AND VACUUM SYSTEMS, COMPRESSED AIR-CONTAMINANT REMOVAL SYSTEMS AND PNEUMATIC CONTRACTOR TOOLS.

         For Sullair, 1998 was a year of positive change. To further enhance responsiveness and improve efficiency, we decentralized our organizational structure. Five enterprises were formed to serve customers for Industrial Products, Construction Products, Parts and Training, Oil-Free Products, and OEM Air-End Products.

         Work processes were improved to further strengthen already excellent product quality and customer service. Through teams encompassing all disciplines, order-to-delivery cycle times were reduced and non-value added tasks eliminated. These and other continuous improvement efforts heightened the commitment of the workforce to make Sullair a sought-after company in the marketplace.

         The people of Sullair Europe made significant progress during the year at the worldwide tool manufacturing center in Montbrison, France. By dedicating themselves to customer service and consolidating the operations into a single facility, Sullair Europe successfully integrated services, eliminated operational redundancies, greatly improved response times and efficiencies.

         To meet the market demands of China, Sullair launched a product localization program in 1998. Through this process, local suppliers were contracted to provide major components for Sullair compressors manufactured at our Shenzhen, China, facility.

         These initiatives combined with an ongoing commitment to customer-driven product development and superior product support, position Sullair for growth in the future.

(Photo of newspaper presses at South Bend Tribune and air compressor and compressed air dryer)
[Caption]

The South Bend Tribune in South Bend, Indiana, relies on Sullair equipment to publish more than 100,000 newspapers daily. The SULLAIR(R) system, which consists of an LS-16 air compressor and a compressed air dryer, supplies the newspaper's presses and related production equipment with clean, dry air.

(Photo of construction worker and SULLAIR(R) paving breaker and 185 cfm portable compressor)
[Caption]

At an excavation site, a construction worker operates a SULLAIR(R) paving breaker powered by a SULLAIR(R) 185 cfm portable compressor. This compressor is the newest model in the product line. It provides the capacity most widely used in the construction industry.

(Photo of air compressors in final stage of production)
[Caption]

In 1998 Sullair Europe in Montbrison, France, applied market rate of demand manufacturing to all tool production. During the final stage of production, the tools are inspected and tested before shipping to customers around the world.

(Trade name)
SULLAIR
A Sundstrand Company

CONDENSED FINANCIAL REPORT

This 1998 summary annual report contains condensed consolidated balance sheets, statements of earnings and statements of cash flows. Complete consolidated financial statements, including notes to the consolidated financial statements, as well as management's discussion and analysis of financial condition and results of operations, are presented in the company's 1998 Annual Report on Form 10-K.

--------------------------------------------------------------------------------

Management's Report

         The management of Sundstrand is responsible for the preparation and presentation of the consolidated financial statements and related financial information included in the Annual Report on Form 10-K. The financial statements in the Annual Report on Form 10-K have been prepared in conformity with generally accepted accounting principles consistently applied and, as such, include amounts based on estimates by management. The consolidated financial statements have been audited by Ernst & Young LLP, the company's independent auditors. The condensed statements included in this summary annual report have been derived from the audited financial statements and are fairly stated in all material respects in relation to those statements.

         Management also is responsible for maintaining a system of internal accounting controls which is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded. To assure the maintenance of effective internal controls, management adopts and disseminates policies, procedures and directives; selects and trains qualified personnel; establishes organizational structures which permit the delegation of authority and responsibility; and maintains an active program of internal audits and appropriate follow-up by management.

         The management of Sundstrand also recognizes its responsibility to promote a strong ethical climate throughout the company. Toward this end, the company provides training in ethical decision making to each employee. In addition, each employee receives a copy of the company's manual on Business Conduct and Ethics.

         The Board of Directors elects an Audit Committee from among its members who are not employees of the company. The Audit Committee meets periodically with management, the internal auditors, and the independent auditors to review the work of each and satisfy itself that they are properly discharging their responsibilities. Both the independent auditors and internal auditors have free access to the Audit Committee, without the presence of management, to discuss internal accounting controls, auditing, and financial reporting matters.


/s/ Robert H. Jenkins               /s/ Paul Donovan
Robert H. Jenkins                   Paul Donovan
Chairman of the Board,              Executive Vice President and
President and                       Chief Financial Officer
Chief Executive Officer

January 25, 1999

--------------------------------------------------------------------------------

Independent Auditors' Report

         To the Shareholders and Board of Directors, Sundstrand Corporation,

         We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Sundstrand Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are included in the Annual Report on Form 10-K of Sundstrand Corporation and subsidiaries for the year ended December 31, 1998 and have not been presented herein. In our report dated January 25, 1999 which also appears in the Annual Report on Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

         In our opinion, the information in the accompanying condensed consolidated financial statements appearing on pages 31 through 33 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it was derived.

/s/ Ernst & Young LLP
Chicago, Illinois
January 25, 1999

SUNDSTRAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS


Year Ended December 31,                                         1998         1997
-----------------------                                        -------      -------
(Amounts in millions except per share data)
Net sales                                                      $ 2,005      $ 1,752
                                                               -------      -------
Costs and expenses:
  Costs of products sold                                         1,316        1,148
  Marketing and administration                                     317          286
                                                               -------      -------
                                                                 1,633        1,434
                                                               -------      -------
Earnings before other income (deductions)                          372          318

Other income (deductions):
  Interest expense                                                 (35)         (30)
  Interest income                                                    4            6
  Other, net                                                         6         --
                                                               -------      -------
                                                                   (25)         (24)
                                                               -------      -------
Earnings before income taxes and cumulative effect of
  accounting change                                                347          294
Less income taxes                                                  121          106
                                                               -------      -------
Net earnings before cumulative effect of accounting change         226          188
                                                               =======      =======
Cumulative effect of change in method of accounting for
  certain consulting costs, net of taxes                          --             (5)
Net earnings                                                   $   226      $   183

Weighted-average number of common shares outstanding              56.2         59.8

Weighted-average number of common shares outstanding--
  assuming dilution                                               56.6         60.2

Basic earnings per share:
  Earnings before cumulative effect of accounting change       $  4.02      $  3.15
  Cumulative effect of change in accounting                       --           (.09)
                                                               -------      -------
  Net earnings                                                 $  4.02      $  3.06
                                                               =======      =======
Diluted earnings per share:
  Earnings before cumulative effect of accounting change       $  3.99      $  3.13
  Cumulative effect of change in accounting                       --           (.09)
                                                               -------      -------
  Net earnings                                                 $  3.99      $  3.04
                                                               =======      =======
Cash dividends per common share                                $  0.68      $  0.68
                                                               =======      =======

SUNDSTRAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,                                            1998          1997
-----------------------                                          --------      --------
 (Amounts in millions)
Cash flow from operating activities:
  Net earnings                                                   $    226      $    183
  Adjustments to reconcile net earnings to cash provided by
    operating activities:
    Depreciation                                                       63            58
    Amortization                                                       17            15
    Deferred income taxes                                              11            51
    Change in operating assets and liabilities excluding the
    effects of acquisitions:
      Accounts receivable                                             (48)          (13)
      Inventories                                                      68           (75)
      Other assets                                                     19           (20)
      Accounts payable                                                  1            23
      Accrued expenses                                                 (7)           23
    Other                                                             (17)            7
                                                                 --------      --------
    Total adjustments                                                 107            69
                                                                 --------      --------
Net cash provided by operating activities                             333           252
                                                                 --------      --------

Cash flow from investing activities:
  Cash paid for property, plant, and equipment                       (109)         (119)
  Proceeds from the sale of assets                                      9            15
  Cash paid for acquisitions, net of cash acquired                    (94)          (18)
  Cash paid for available-for-sale marketable securities              (10)         --
  Other investing activities                                            1             1
                                                                 --------      --------
Net cash used for investing activities                               (203)         (121)
                                                                 --------      --------

Cash flow from financing activities:
  Net borrowings (payments) supported by lines of credit              (98)           25
  Issuance of short-term notes payable                                118          --
  Issuance of long-term debt                                           80          --
  Principal payments on long-term debt                                 (7)           (4)
  Additional debt for acquisitions                                      4          --
  Proceeds from stock options exercised                                 4             5
  Purchase of treasury stock                                         (186)         (125)
  Dividends paid                                                      (38)          (41)
                                                                 --------      --------
Net cash used for financing activities                               (123)         (140)
                                                                 --------      --------
Effect of exchange rate changes on cash                                (5)            4
                                                                 --------      --------
  Increase (decrease) in cash and cash equivalents                      2            (5)
  Cash and cash equivalents at January 1                               13            18
                                                                 --------      --------
Cash and cash equivalents at December 31                         $     15      $     13
                                                                 ========      ========
Supplemental cash flow information:
  Interest paid                                                  $     33      $     29
  Income taxes paid                                              $     78      $     74

SUNDSTRAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31,                                                 1998          1997
------------                                               --------      --------
 (Amounts in millions except share data)
Assets
Current Assets
  Cash and cash equivalents                                $     15      $     13
  Accounts receivable, net                                      381           326
  Inventories, net of progress payments                         401           462
  Deferred income taxes                                          53            49
  Other current assets                                           15            30
                                                           --------      --------
    Total current assets                                        865           880

Property, Plant, and Equipment, net                             527           472
Intangible Assets, net                                          332           265
Deferred Income Taxes                                            22            34
Other Assets                                                     61            49
                                                           --------      --------
                                                           $  1,807      $  1,700
                                                           ========      ========

Liabilities and Shareholders' Equity
Current Liabilities
  Notes payable                                            $    163      $    143
  Long-term debt due within one year                              4             9
  Accounts payable                                              128           124
  Accrued salaries, wages, and commissions                       29            26
  Accrued postretirement benefits other than pensions            18            17
  Other accrued liabilities                                     157           148
                                                           --------      --------
    Total current liabilities                                   499           467

Long-Term Debt                                                  295           213
Accrued Postretirement Benefits Other Than Pensions             344           357
Other Liabilities                                               124           121
                                                           --------      --------
                                                              1,262         1,158
                                                           --------      --------

Shareholders' Equity
  Common stock, par value $.50 per share;
    authorized 150,000,000 shares; issued 1998
    and 1997 -- 75,686,028 shares (including shares
    in treasury)                                                 38            38
  Additional contributed capital                                165           160
  Retained earnings                                           1,007           819
  Common stock in treasury (at cost); 1998 --
    21,284,447 shares and 1997-- 17,598,391 shares             (645)         (456)
  Unamortized value of restricted stock issued                   (6)          (10)
                                                           --------      --------
                                                                559           551
                                                           --------      --------

Accumulated foreign currency translation adjustment             (11)           (9)
Unrealized gains on marketable securities                         1          --
Minimum pension liability adjustment                             (4)         --
                                                           --------      --------
Accumulated other comprehensive earnings                        (14)           (9)
                                                           --------      --------
                                                                545           542
                                                           --------      --------
                                                           $  1,807      $  1,700
                                                           ========      ========

(Photo of Directors)
[Caption]

(l-r, front row) J. P. Bolduc, Robert H. Jenkins, Richard A. Abdoo, (center row) Ilene S. Gordon, Ward Smith, and (back row) Charles Marshall, Berger G. Wallin, Gerald Grinstein, Klaus H. Murmann

DIRECTORS

Robert H. Jenkins (4)                       Ward Smith (2,3)
Chairman of the Board,                      Retired Chairman
President and Chief Executive Officer       NACCO Industries, Inc.
Sundstrand Corporation                      Director since 1983
Director since 1995

Richard A. Abdoo (2,4)                      Berger G. Wallin (1,4)
Chairman, President and                     Retired Executive Vice President for Special Projects
Chief Executive Officer                     Sundstrand Corporation
Wisconsin Energy Corporation, and           Director since 1995
Chairman and Chief Executive Officer
Wisconsin Electric Power Company            (1) Nominating Committee
Director since 1996                         (2) Audit Committee
                                            (3) Compensation Committee
J. P. Bolduc (1,3)                          (4) Finance Committee
Chairman and Chief Executive Officer
JPB Enterprises, Inc.
Director since 1991                         OFFICERS

Ilene S. Gordon (2,4)                       Robert H. Jenkins
Vice President and General Manager          Chairman of the Board, President and
Tenneco Packaging                           Chief Executive Officer
Director since 1997                         Elected Chairman of the Board, President and Chief Executive
                                            Officer, April 15, 1997; President and Chief Executive Officer
                                            from October 1, 1995, to April 14, 1997; Executive Vice President,
                                            Illinois Tool Works Inc., from March 1, 1990, to September 30, 1995.
                                            3 years of service

Gerald Grinstein (1,3)                      Patrick L. Thomas
Non-Executive Chairman of the Board         Executive Vice President and Chief Operating Officer, Industrial
of Delta Air Lines, Inc.                    Elected Executive Vice President and Chief Operating Officer,
Director since 1991                         Industrial
                                            January 2, 1995; President of Milton Roy Company from April 1,
                                            1991, to January 1, 1995.
                                            29 years of service

Charles Marshall (1,2)                      Ronald F. McKenna
Retired Vice Chairman                       Executive Vice President and Chief Operating Officer, Aerospace
American Telephone and Telegraph Company    Elected Executive Vice President and Chief Operating Officer,
Director since 1989                         Aerospace May 6, 1996; Vice President of Business Development,
                                            Sundstrand Aerospace from January 28, 1995, to May 6, 1996;
                                            Vice President and General Manager of Sundstrand Aerospace
                                            Electric Power from December 2, 1989, to January 27, 1995.
                                            29 years of service

Klaus H. Murmann (2,3)                      Paul Donovan
Chairman and Chief Executive Officer        Executive Vice President and Chief Financial Officer
Sauer Inc.                                  Chief Financial Officer since December 2, 1988; elected to
Director since 1981                         additional position of Executive Vice President August 7, 1990.
                                            10 years of service

OFFICERS

DeWayne J. Fellows                                                 James L. Gingrich
Vice President and Controller                                      Vice President and General Manager, Mechanical Systems
Controller since February 16, 1989; elected to                     16 years of service
additional position of Vice President August 7, 1990.
36 years of service

James R. Carlson                                                   Gregory J. Hayes
Vice President and Treasurer                                       Vice President, Finance and Business Systems
Elected Vice President and Treasurer November 18, 1997;            9 years of service
Vice President Treasury Operations and Assistant Treasurer
from January  6, 1997, to November 17, 1997; Assistant             David J. Linton
Treasurer for more than five years prior to January 6, 1997.       Vice President and General Manager, Electric Systems
31 years of service                                                19 years of service

Neil D. Traubenberg                                                Timothy M. Morris
Vice President, Tax                                                Vice President and General Manager,
Elected Vice President, Tax November 18, 1997; Appointed           Sundstrand Power Systems
Vice President, Tax from January 6, 1997, to November 17, 1997;    23 years of service
Tax Director for more than five years prior  to January 6, 1997.
18 years of service

Patrick J. Winn                                                   James F. Peterson
Vice President, Corporate Human Resources                         Vice President and General Manager, Customer Service
Elected Vice President, Corporate Human Resources                 23 years of service
November 18, 1997; Appointed Vice President, Corporate
Human Resources from September 13, 1997, to                       James A. Smith
November 17, 1997; for more than five years prior to              Vice President, Aerospace Business Development
September 13, 1997, Senior Associate Attorney.                    35 years of service
10 years of service

Mary Ann Hynes                                                    Gean B. Stalcup
Vice President, General Counsel and Secretary                     Senior Vice President, Mechanical Operations and Aerospace\
Elected Vice President, General Counsel and Secretary             Quality
February 26, 1998; General Counsel of Wolters Kluwer U.S., Inc.   2 years of service
January 1996 to February 1998; General Counsel of CCH
Incorporated for more than five years prior to January 1996.
1 year of service

BUSINESS LEADERS                                                  INDUSTRIAL

AEROSPACE                                                         Anson S. Coolidge
                                                                  Vice President and General Manager, Milton Roy Company
                                                                  20 years of service

John W. Boyd                                                      Edwin W. Laprade
Vice President, Human Resources Aerospace                         President, Sullair Corporation
14 years of service                                               13 years of service

Arthur R. Charles                                                 Thomas L. Misiak
Vice President, Contracts and Compliance                          President, The Falk Corporation
10 years of service                                               17 years of service

Kenneth G. Eitenmiller                                            William E. Taylor
Senior Vice President, Electronics Operations                     Vice President and General Manager,
31 years of service                                               Sundstrand Fluid Handling Corporation
                                                                  21 years of service

SUNDSTRAND CORPORATE INFORMATION

ANNUAL MEETING

The company's Annual Meeting will be rescheduled because of the pending merger with United Technologies Corporation. Currently, we anticipate the meeting will be held in the late spring or early summer.

COMMON STOCK INFORMATION

Sundstrand common stock is listed on the New York, Chicago, and Pacific stock exchanges under the symbol SNS.

SHAREHOLDER INVESTMENT SERVICE

Sundstrand offers to shareholders of its common stock a Shareholder Investment Service which provides a simple, cost-free way of applying dividends and voluntary cash investments to purchase additional shares of the company's stock. The company absorbs brokerage commissions and bank service fees for all participants. Requests for information about the Shareholder Investment Service should be directed to the company's transfer agent.

TRANSFER AGENT

Requests for information about stock registration, stock transfers, dividend disbursements or the Shareholder Investment Service should be directed to the company's transfer agent.

   Address correspondence to:        With questions, call the transfer agent at:
   Harris Trust and Savings Bank     Shareholder Services Division
   Shareholder Services              (800) 293-8207
   P.O. Box A3504
   Chicago, Illinois  60606-4607

FORM 10-K AND OTHER FINANCIAL PUBLICATIONS

A copy of the company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, and other financial publications may be obtained without charge by writing to Investor Relations at the address below or by voice mail at (815) 226-2988.

INVESTOR RELATIONS

Analyst inquiries should be directed to the Investor Relations at:

   Kelly Schmidt
   Corporate Manager, Investor Relations
   Sundstrand Corporation
   4949 Harrison Avenue
   P.O. Box 7003
   Rockford, Illinois  61125-7003
   (815) 226-2136


FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

When used in this annual report the terms "anticipate," "believe," "estimate," "expect," "forecast," "goal," "outlook," "plan," "project," "should" and similar expressions are intended to identify "forward-looking" statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include the Registrant's successful execution of internal strategic initiatives, including implementation of business unit concepts; governmental export and import policies; factors that result in significant and prolonged disruption to air travel worldwide; overall expenditures for capital equipment and infrastructure development; relations with the Registrant's employees; competitive pricing pressures; global trade policies; worldwide political stability and economic conditions, particularly Asia and Latin America; termination of and/or difficulties related to significant government programs (particularly military procurement programs serviced by the Registrant); and potential risks associated with efforts by the Registrant, its suppliers and customers to modify their information systems to be ready for the year 2000.

(Trade name) SUNDSTRAND
Sundstrand Corporation
4949 Harrison Avenue
P.O. Box 7003
Rockford, Illinois 61125-7003
U.S.A.